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Exhibit 11.3

Investor Contacts:	Tom Tomlinson / Tony Ishaug Telephone: (952) 944-5600

DEPARTMENT 56 REPORTS SECOND QUARTER 2000 RESULTS;
1999 RECEIVABLES ISSUES RESOLVED, ORDER TRENDS IMPROVE

    July 26, 2000—Eden Prairie, MN.—Department 56 (NYSE: DFS), a leading collectibles and specialty giftware company, today reported revenue and earnings in line with management expectations for the second quarter ended July 1, 2000.

    For the first half, revenues were $98.1 million compared to $116.4 million a year ago. Net income and diluted earnings per share in the first half were $5.1 million and $0.35, respectively, compared to $22.1 million and $1.22 last year. Year-to-date results were impacted by the $12 million reserve charges related to 1999 overdue receivables taken in the first quarter of this year as previously reported. Excluding these charges, revenues for the first half of 2000 would have been $104.6 million, with net income and diluted earnings per share of $12.6 million and $0.86, respectively.

    For the quarter, revenues were $57.7 million, compared to $82.7 million in the prior year. The comparative revenues reflected unusually high shipments in the second quarter of 1999 resulting from shipping difficulties faced in the first quarter of 1999 that shifted a large amount of shipments from the first quarter to the second quarter. Net income and diluted earnings per share in the second quarter were $8.3 million and $0.58 per share, respectively, compared to $18.7 million and $1.04, respectively, a year ago.

    2000 second quarter orders were $51.3 million, 8% above the comparable 1999 period, reflecting continued solid demand for the Company's core collectibles lines and a strong initial reception of mid-year product introductions. Overall, orders in the first half of 2000 were 6% below the level achieved in the first half of 1999, representing an improvement over the 9% deficit in the first quarter of this year.

    "During the first half of this year, we have seen encouraging growth in customer orders for our non-collectible lines, especially our new products," said Susan Engel, Chairwoman and Chief Executive Officer. The decline in year-to-date orders for Village products narrowed to 9% lower from 11% lower at the end of the first quarter. General Giftware orders improved to a year-over-year increase of 2% versus a 5% deficit at the end of the first quarter.

    The Company also noted that the overdue accounts receivable balances related to 1999 sales have been resolved. "I am pleased that our receivables issues have come to closure," Engel noted. "While, unfortunately, this process will impact our 2000 results, we now have these issues fully behind us and can focus our attention on growing our business and helping our customers to do the same."

    As previously reported, the Company is anticipating a higher than historical order cancellation rate for the current year principally as a result of the accounts receivable issues from 1999. The Company estimates that the negative impact of these extraordinary order cancellations, if netted against the current order rate, would be approximately 4 to 5 percentage points in excess of historical order cancellations. This negative impact is primarily due to the partial cancellation of orders from accounts whose prior year receivable balances were not resolved until late in the second quarter.

About Department 56

    Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, SnowbabiesTM figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe.

    Investors will have the opportunity to listen to the July 27 conference call over the Internet through StreetEvents at www.streetevents.com. To listen to the live call, please go to the web site prior to the 9:00 a.m. EST call to install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

Notes concerning forward looking statements:

    Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are "forward-looking statements" that involve risks and uncertainties. Please read the bases, assumptions and factors set out in the Company's Form 10-K for 1999 dated March 29, 2000 and filed under the Securities Exchange Act of 1934, all of which is incorporated herein by reference. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements.

# Financial Tables follow #

DEPARTMENT 56, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

Unaudited

	July 1, 2000	January 1, 2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,222	$3,962
Accounts receivable, net	73,267	65,580
Inventories	30,524	15,901
Other current assets	13,725	14,199

Total current assets	118,738	99,642
PROPERTY AND EQUIPMENT, net	30,427	29,857
GOODWILL, TRADEMARKS AND OTHER, net	153,272	155,936
OTHER ASSETS	5,633	1,673

	$308,070	$287,108

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Revolving line of credit	$26,250	$42,500
Accounts payable	7,532	9,709
Other current liabilities	17,674	15,144

Total current liabilities	51,456	67,353
DEFERRED TAXES	6,810	6,831
LONG-TERM DEBT	105,000	60,000
STOCKHOLDERS' EQUITY	144,804	152,924

	$308,070	$287,108

DEPARTMENT 56, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Unaudited

	Quarter Ended
			26 Weeks Ended July 1, 2000	26 Weeks Ended July 3, 1999
	July 1, 2000	July 3, 1999
NET SALES	$57,746	$82,721	$98,113	$116,369
COST OF SALES	24,264	33,478	43,230	47,230

Gross profit	33,482	49,243	54,883	69,139
Selling, general, and administrative expenses	16,045	16,463	39,211	28,951
Amortization of goodwill, trademarks and other	1,374	1,270	2,738	2,533

OPERATING INCOME	16,063	31,510	12,934	37,655
Interest expense	2,927	1,397	5,071	1,913
Other, net	(215)	(109)	(396)	126

INCOME BEFORE INCOME TAXES	13,351	30,222	8,259	35,616
INCOME TAXES	5,073	11,484	3,138	13,534

NET INCOME	$8,278	$18,738	$5,121	$22,082

NET INCOME PER SHARE	$0.58	$1.06	$0.35	$1.24

NET INCOME PER SHARE ASSUMING DILUTION	$0.58	$1.04	$0.35	$1.22

OPERATING CASH FLOW(1)	$18,831	$33,745	$18,828	$41,745

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC	14,322	17,710	14,604	17,874

WEIGHTED AVERAGE SHARES OUTSTANDING—ASSUMING DILUTION	14,358	17,949	14,656	18,118

(1)
Earnings before interest, income taxes, depreciation and amortization expenses.

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  Exhibit 11.3